

2400- 1111 West Georgia Street
Vancouver, BC, Canada V6E 4M4
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF
OTC\BB – BYBUF
Frankfurt – B4K

BUFFALO FILES FINANCIAL STATEMENTS

Vancouver, B.C., May 29, 2008 – Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) reports that on May 26, 2008 it completed the filing of its audited financial statements and management's discussion and analysis for the fiscal year ended Dec. 31, 2007. As reported in the press release issued May 15, 2008, trading in Buffalo's shares was halted as a result of a cease trade order issued by the British Columbia Securities Commission for failing to file these documents within the time prescribed by National Instrument 51-102.

As a result of having filed its audited financial statements and management's discussion and analysis, Buffalo is no longer on the lists of defaulting issuers maintained by the British Columbia, Alberta and Saskatchewan Securities Commissions. The temporary cease trade order issued by the Ontario Securities Commission on May 16, 2008 will expire on Saturday, May 31, 2008.

An application to reinstate Buffalo's shares for trading has been submitted to the TSX Venture Exchange. Buffalo expects that its shares will resume trading during the week beginning June 2, 2008.

The Company would like to re-iterate that, "*The cease trade order in no way related to the financial health of the company and we apologize for any concerns that it has caused our shareholders.*"

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"*Brian McEwen*"

Brian McEwen,
President and CEO

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or Tollfree: 1.888.685.5492

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